1/13

02060606

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promatek Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1351 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 12/16/02

82-1351

02 NOV 15 AM 10:00

PROMATEK
INDUSTRIES LTD.

AR/S
6-30-02

ANNUAL REPORT
2002

FINANCIAL HIGHLIGHTS

	2002 $	2001 $
Revenue	4,200,519	4,161,184
Net Income	1,187,649	1,770,233
Net Earnings per share (Before Tax)	0.32	0.50
Net Earnings per share (After Tax)	0.30	0.50
Working Capital	6,263,877	6,589,208
Total Assets	7,013,823	7,113,281
Total Equity	6,383,269	6,708,210
Equity per share	1.74	1.85

BOARD OF DIRECTORS

Arthur Levine, eng.
Côte Saint-Luc, Québec
Chairman of the Board and Chief Executive Officer of the Corporation.

David Rockman *
Dollard des Ormeaux, Québec
President of D.H.R. and Associates.

Mark Levine, eng.
Côte Saint-Luc, Québec
President and Secretary - Treasurer of the Corporation.

John Borrows, eng. *
Pierrefonds, Québec
Consulting Engineer.

Robert Elman *
Montréal, Québec
Financial Executive Scotia-Mcleod

*Member of the audit Committee

OTHER INFORMATION

Head Office:
Promatek Industres Ltd.
8390 Mayrand
Montréal, Québec H4P 2C9

Stock Listing:
Toronto Stock Exchange
Symbol PMK

Transfer Agent:
Computershare Trust Company of Canada
Montréal, Québec and Toronto, Ontario

Subsidiaries:
2113830 Canada Inc.
8390 Mayrand
Montréal, Québec H4P 2C9

Auditech Communications Inc.
8390 Mayrand
Montréal, Québec H4P 2C9

Promatek Medical Systems Inc.
P.O. Box 2189
Joliet, Illinois 60434

Vision Occupational Health Systems Inc.
P.O. Box 3792
Joliet, Illinois 60434-3792

Auditors:
Levy Pilotte, Montréal, Québec

Lawyers:
Kugler, Kandestin Montréal

Bankers:
Canadian Imperial Bank of Commerce
Montréal, Québec

LETTER TO OUR SHAREHOLDERS

Fiscal 2002 Business Review

During the past year sales held steady, despite the major downturn in the technology sector. Our major accomplishment was the very successful launch of our Internet based **Copitrak "DIAmonde"** series of terminals for the professional charge-back market. These terminals complement the previously announced Internet based software products, namely; **WebEdit**, **WebImport** and **ServiceTrak**. These, along with our server based **ERS** communications and data handling software, will form the Copitrak platform for the coming years. Many enhancements for the system are in development.

This year the Multi-function Digital Copier became a significant portion of our clients' fleet of copiers and their need to control them has led to an increase in demand for our **Lasertrak** print tracking software.

Management Succession Plan

An agreement was signed in June, 2002, which would enable a change in management so as to better focus the company on its core business and allow for the promotion of the next generation. This new structure will ensure that the company will be prepared to handle new technologies as they emerge. Under this plan, Mark Levine, the present Vice-President of Product Development, will acquire an aggregate of 1,050,000 common shares of the Corporation held by Harvey Kofsky, the Chief Executive Officer, President and Chairman of the Board of the Corporation, and his family members. Mark will then assume the position of President of the Corporation and become a member of the Board of Directors. Arthur Levine, the Executive Vice President and a director of the Corporation, will become the Chief Executive Officer and Chairman of the Board of the Corporation. In addition to day-to-day operations, Mark will continue to focus most of his attention on the Research and Development efforts at Promatek.

A special shareholder meeting was called on July 30, 2002, at which a transfer of $3,000,000 from the Capital Account to a Surplus Account was authorized.

The Quebec Securities Commission gave its approval to the transaction on August 30, 2002.

Our dealers in the USA, Europe and Asia are very enthused by this new arrangement. They as well have been promoting the next generation to leadership roles and are better positioned for growth in the coming years.

Dividends

This is the third year that Promatek has paid a dividend. A dividend of $0.15 per common share was paid on August 15, 2001and a second dividend was paid on January 9, 2002. It consisted of the usual $0.15 per common share and a special amount of $0.10 per common share, for a total of $0.25 per common share. As a subsequent event, on September 24, 2002, a dividend of $1.32 per common share was declared and paid on October 10, 2002. This dividend consisted of the usual $0.15 per common share and a special amount related to the buyout agreement outlined above, of $1.17 per common share. .

The financial position of the corporation after the issuance of the October 10th dividend was:

- Cash $900,000
- A/R & Inventory $900,000
- Liabilities $500,000
  (of which $200,000 is prepayment for special software to be delivered in the coming year.)
- Net $1,300,000

This represents sufficient funds to ensure that the Corporation can continue its operations in the same manner as before.

Proprietary Rights

As a company involved in high technology products, Promatek has invested and continues to invest substantial time, effort and resources in research and development. We continue to have a corporate policy of vigorously defending our intellectual property rights.

Results

Revenue for the year ended June 30, 2001 was $4,200,519 as compared with revenue of $4,161,184 for the previous fiscal year. Net income before income taxes was as $1,187,649 or $0.32 per common share as compared to $1,717,689 or $0.50 per common share for the previous year. There was a $530,040 or 32% drop in net income on similar sales. The drop in net income was due to the following extraordinary expenses: a $200,000 severance payment to former President and CEO Harvey Kofsky, $50,000 in professional and administrative fees related to the special shareholders meeting, the previously announced $1.17 special dividend and a confidentiality and non-competition agreement with Mr. Kofsky, $115,00 in one-time start-up costs associated with the launch of the new DIAMonde terminals, a $50,000 increase in research and development expenditures, and a $115,000 drop in interest income.

The company's financial position as of June 30, 2002 was as follows: $5,186,289 in cash and short-term securities, no debt, low overheads as well as low inventory levels. Promatek's working capital decreased by $325,327 to $6,263,877 and total shareholder's equity decreased to $6,383,269 or $1.74 per common share as compared to $6,708,210 or $1.80 per common share for fiscal 2001. The decrease was due to the extra dividend of $0.10 per common share issued during the year.

Acknowledgements

Promatek's management and staff are responsible for realizing and maintaining the reputation for excellence earned by our products and services. The devotion of these people accounts for the high degree of satisfaction and confidence expressed by our customers. Our thanks to each and every member of the Promatek team for your loyalty and hard work. We also thank all our shareholders for your continued confidence in Promatek. We can assure you of our commitment to the growth and profitability of Promatek.

Mark Levine, eng.
President

Arthur Levine, eng.
Chief Executive Officer

AUDITORS' REPORT

To the shareholders of
PROMATEK INDUSTRIES LTD./
LES INDUSTRIES PROMATEK LTÉE

We have audited the consolidated balance sheets of **PROMATEK INDUSTRIES LTD./LES INDUSTRIES PROMATEK LTÉE** as at June 30, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Levy Pilotte

CHARTERED ACCOUNTANTS
September 3, 2002

CONSOLIDATED BALANCE SHEET

PROMATEK INDUSTRIES LTD./
LES INDUSTRIES PROMATEK LTÉE

June 30, 2002

	2002	2001
ASSETS		
CURRENT		
Cash	$ 685,304	$ 1,267,035
Short-term investments (note 2)	4,500,985	3,577,817
Accounts receivable (note 3)	837,041	1,192,985
Income taxes receivable	222,540	331,420
Inventories (note 4)	291,718	285,675
Prepaid expenses	30,843	29,343
Future income taxes	326,000	310,000
	6,894,431	6,994,275
LOAN TO DIRECTOR (note 5)	30,000	35,000
FIXED (note 6)	89,392	84,006
	$ 7,013,823	$ 7,113,281
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 506,059	$ 320,591
Deferred revenue	124,495	84,480
	630,554	405,071
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (note 7)	4,092,610	4,051,640
CONTRIBUTED SURPLUS (note 8)	58,500	58,500
RETAINED EARNINGS	2,232,159	2,598,070
	6,383,269	6,708,210
	$ 7,013,823	$ 7,113,281

APPROVED ON BEHALF OF THE BOARD:

Director

Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Year ended June 30, 2002

		2002		2001
REVENUE	$	4,200,519	$	4,161,184
OPERATING EXPENSES				
Amortization of fixed assets		37,241		38,089
Cost of sales and operating expenses except the following		2,369,085		2,211,389
Investment income		(127,231)		(242,468)
Research and development (note 9)		483,775		436,485
		2,762,870		2,443,495
INCOME BEFORE THE FOLLOWING		1,437,649		1,717,689
SEPARATION EXPENSES (note 10)		250,000		-
INCOME BEFORE INCOME TAXES		1,187,649		1,717,689
INCOME TAXES (RECOVERED) (note 11)		100,000		(52,544)
NET INCOME FOR THE YEAR		1,087,649		1,770,233
RETAINED EARNINGS, beginning of year		2,598,070		1,881,017
DIVIDENDS		(1,453,560)		(1,053,180)
RETAINED EARNINGS, end of year	$	2,232,159	$	2,598,070

EARNINGS PER SHARE:				
Basic	$	0.30	$	0.50
Fully Diluted	$	0.29	$	0.47

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended June 30, 2002

	2002	2001
OPERATING ACTIVITIES		
Cash from operations		
Net income for the year	$ **1,087,649**	$ 1,770,233
Items not involving cash:		
Amortization of fixed assets	**37,241**	38,089
Future income taxes	**(16,000)**	(165,000)
	1,108,890	1,643,322
(Increase) decrease in noncash working capital balances		
Accounts receivable	**355,944**	(533,668)
Income taxes receivable	**108,880**	(316,288)
Inventories	**(6,043)**	54,854
Prepaid expenses	**(1,500)**	15,663
Accounts payable and accrued liabilities	**185,466**	(8,053)
Deferred revenue	**40,015**	14,339
	1,791,652	870,169
FINANCING ACTIVITIES		
Dividends	**(1,453,560)**	(1,053,180)
Issuance of capital stock	**40,970**	63,375
	(1,412,590)	(989,805)
INVESTING ACTIVITIES		
Proceeds on disposal of short-term investments	**28,200,789**	21,614,449
Purchase of short-term investments	**(29,123,957)**	(20,793,661)
Additions to fixed assets	**(42,625)**	(30,729)
Repayments of loan to director	**5,000**	5,000
	(960,793)	795,059
(DECREASE) INCREASE IN CASH	**(581,731)**	675,423
CASH, beginning of year	**1,267,035**	591,612
CASH, end of year	$ **685,304**	$ 1,267,035

June 30, 2002

1. ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary companies. All significant intercompany accounts and transactions have been eliminated on consolidation.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

c) Fair Value of Financial Instruments and Credit Risk

The carrying amounts for cash, amounts receivable and accounts payable and accrued liabilities approximate fair value because of the short term nature of these instruments. The fair value of short-term investments is disclosed in note 1(d). The credit risk on amounts receivable is limited to the outstanding balance of such amounts

d) Short-term Investments

The short-term investments are recorded at cost which is equivalent to market value.

e) Inventories

Inventories are valued at the lower of cost and net realizable value with cost determined on a first-in, first-out basis. Cost of work-in-process and finished goods includes material, labour and overhead.

f) Amortization

Amortization is provided for on the declining-balance basis, using the following annual rates:

Electronic data processing equipment	30%
Equipment	20%

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

g) Deferred Revenue

Deferred revenue represents unearned support and maintenance income which is recognized on a straight-line basis over the terms of the respective contracts. The costs of the support and maintenance work are charged to income at the time it is performed.

h) Investment Tax Credits

Investment tax credits applicable to the purchase of fixed assets are accounted for as a reduction of the cost of the related assets. Investment tax credits related to current expenditures are included in the determination of net income for the year.

June 30, 2002

1. ACCOUNTING POLICIES (continued)

i) Research and Development Costs
Research and development costs pertaining to non-capital expenditures related to both future and present products are charged against income as incurred.

j) Future Income Taxes
The company utilizes the future income taxes method which requires an asset and liability approach to financial accounting and reporting for income taxes. Future income tax liabilities are computed annually for differences between the financial statements and tax based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. SHORT-TERM INVESTMENTS

Short-term investments consist of units of a T-bill fund.

3. ACCOUNTS RECEIVABLE

Accounts receivable include receivables from an affiliated company indirectly controlled by two directors of $135,000 (2001 - $303,000).

Sales to the affiliated company during the year which are contracted at competitive prices were approximately $494,000 (2001 - $542,000)

4. INVENTORIES

		2002		2001
Inventories consist of:				
Raw materials	$	**30,541**	$	32,523
Work in process		**197,816**		183,849
Finished goods		**63,361**		69,303
	$	**291,718**	$	285,675

5. LOAN TO DIRECTOR

		2002		2001
The loan was granted to a director in 1988 to purchase a house. This loan is non-interest bearing and is repayable over a period of twenty years at $ 5,000 per year	$	**35,000**	$	40,000
Less: Current portion included in accounts receivable		**5,000**		5,000
	$	**30,000**	$	35,000

6. FIXED

	2002	2001
Cost		
Electronic data processing equipment	$ 513,045	$ 480,819
Equipment	37,912	27,512
Leasehold improvements	44,276	44,276
	595,233	552,607
Accumulated amortization		
Electronic data processing equipment	440,881	407,271
Equipment	20,684	17,054
Leasehold improvements	44,276	44,276
	505,841	468,601
Net book value	$ 89,392	$ 84,006

7. CAPITAL STOCK

a) Share Capital

The Corporation is incorporated under the Canada Business Corporations Act.

The authorized share capital of the Corporation consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares issuable in series.

	2002	2001
Issued:		
3,661,150 Common (2001 - 3,632,400)	$ 4,092,610	$ 4,051,640

b) Options

340,000 common shares are reserved under a share option plan for officers and employees of the Corporation, of which 300,000 have been granted and 76,750 remain outstanding as at June 30, 2002. During 2002, 22,750 options were exercised at $1.70 per share and 6,000 options were exercised at $0.51 per share.

At year-end, the outstanding options are as follows:

Number of common shares	Exercise price per share	Expiry date
53,500	$ 0.51	July 7, 2007
23,250	1.70	October 28, 2007
76,750		

Subsequent to the year end 21,750 share options were exercised at $1.70 and 39,500 share options were exercised at $0.51.

8. CONTRIBUTED SURPLUS

The contributed surplus arose as a result of the repurchase of the Corporation's common shares in 1991 and prior years for amounts less than the stated capital in the accounts.

9. RESEARCH AND DEVELOPMENT

Research and development costs are stated net of government assistance. Details of amounts expended on research and development and the related assistance received are:

		2002		2001
Gross amount expended	$	817,432	$	767,905
Less: Investment tax credits earned and received		333,657		331,420
Net amount	$	483,775	$	436,485

10. SEPARATION EXPENSES

Separation expenses consist of a $200,000 severance payment to the former president and Chief Executive Officer and $50,000 in professional and administrative fees related to the separation.

11. INCOME TAXES (RECOVERED)

		2002		2001
The income taxes consists of:				
Income taxes at statutory rates	$	462,000	$	672,500
Manufacturing and processing deduction		(54,600)		(120,000)
Effective income taxes before the following:		407,400		552,500
Utilization of tax benefit of investment tax credit and research and development expense carry forwards		(307,400)		(605,044)
NET TAX FOR THE YEAR	$	100,000	$	(52,544)

12. LOSSES CARRIED FORWARD

a) The Corporation has accumulated capital losses for income tax purposes in the amount of approximately $96,000. These capital losses may be applied indefinitely against capital gains of future years. The potential tax benefits of these losses have not been reflected in the accounts.

b) The Corporation has available research and development expenses for federal income tax purposes of approximately $1,723,000 which may be carried forward and applied against future taxable income indefinitely. Taxable benefits in respect of these expenses have been recorded in the accounts as future income taxes.

13. SEGMENTED AND BUSINESS INFORMATION

The Corporation operates in Canada in one business segment, the design and manufacture of electronic hardware and software products.

Sales to customers outside of Canada amount to $3,155,000 (2001 - $3,126,000). There is no material foreign exchange risk related to these sales.

Most of the Corporation's sales of its major product lines are made through an independent distributor. Included in accounts receivable is an amount of $580,000 (2001 - $733,000) relating to these sales.

14. COMMITMENTS

Total future minimum lease payments under an operating lease for premises are as follows:

2003	$ 57,412
2004	58,104
2005	9,684
	$ 125,200

15. CONTINGENCIES

The Corporation is involved in various litigation and claims associated with normal operations. Management regularly analyses current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Corporation cannot be predicted with certainty, management believes that any resulting settlements would not materially affect the financial condition, results of operations and cash flows of the Corporation. Eventual settlement, if any, will be charged to income in the year it occurs.

16. SUBSEQUENT EVENT

Subsequent to the year end, the Corporation reduced its paid up capital by transferring $3,000,000 to a surplus account. It intends to declare a dividend of $1.32 per share.

LES INDUSTRIES
PROMATEK
LTÉE

RAPPORT ANNUEL
2002

SOMMAIRE FINANCIER

	2002 $	2001 $
Chiffre d'affaires	4 200 519	4 161 184
Bénéfice net	1 187 649	1 770 233
Bénéfice net par action (avant taxes)	0,32	0,50
Bénéfice net par action (après taxes)	0,30	0,50
Fonds de roulement	6 263 877	6 589 208
Total de l'actif	7 013 823	7 113 281
Avoir total des actionnaires	6 383 269	6 708 210
Avoir par action	1,74	1,85

CONSEIL D'ADMINISTRATION

Arthur Levine, ing.
Côte Saint-Luc, Québec
Président du Conseil et Chef de la direction de la société.

David Rockman *
Dollard des Ormeaux (Québec)
Président de D.H.R. & Associés.

Mark Levine, ing.
Côte Saint-Luc, Québec
Président exécutif et Secrétaire-trésorier de la société.

John Borrows, ing. *
Pierrefonds (Québec)
Ingénieur conseil.

Robert Elman *
Montréal, Québec
Exécutif financier Scotia-Mcleod

*Membre du comité de vérification

INFORMATIONS ADDITIONNELLES

Siège social:
Les Industries Promatek Ltée.
8390 Mayrand
Montréal (Québec) H4P 2C9

Inscription des actions:
Bourse de Toronto
Symbole PMK

Anget de Transferts:
Computershare Trust Company of Canada
Montréal, Québec and Toronto, Ontario

Filiales:
2113830 Canada Inc.
8390 Mayrand
Montréal (Québec) H4P 2C9

Auditech Communications Inc.
8390 Mayrand
Montréal (Québec) H4P 2C9

Promatek Medical Systems Inc.
P.O. Box 2189
Joliet (Illinois) 60434

Vision Occupational Health Systems Inc.
P.O. Box 3792
Joliet (Illinois) 60434-3792

Vérificateurs:
Levy Pilotte, Montréal (Québec)

Avocats:
Kugler, Kandestin Montréal

Banquier:
Canadian Imperial Bank of Commerce
Montréal (Québec)

LETTRE À NOS ACTIONNAIRES

Revue de 2002

Au cours de la dernière année les ventes se sont maintenues à un niveau constant, et ce, malgré le repli dans le secteur des technologies. En effet, le lancement réussi de notre série de terminaux sur Internet, **Copitrak « DIAmonde »**, qui s'adressait au marché de la facturation professionnelle, représente notre principale réalisation cette année. Ces terminaux représentent en fait un complément aux produits logiciels sur Internet précédemment annoncés, notamment **WebEdit, WebImport** et **ServiceTrak**. Ces derniers, avec notre logiciel de communications et de manipulation des données **ERS** basés sur serveur, *formeront la plate-forme Copitrak pour les années à venir.* De nombreuses améliorations au système sont en cours.

Cette année le photocopieur numérique à fonctions multiples a conquis une partie importante de la flotte de photocopieurs de nos clients; par ailleurs, le besoin des clients de contrôler leurs appareils a engendré une augmentation de la demande de notre logiciel de suivi d'impression Lasertrak.

Plan de succession de la direction

Une entente a été signée en juin 2002 afin d'autoriser un changement au niveau de la direction de façon à mieux recentrer l'entreprise sur ses activités principales et à permettre à la prochaine génération de monter dans la hiérarchie de l'entreprise. Cette nouvelle structure permettra de s'assurer que l'entreprise est prête à faire face aux nouvelles technologies à mesure qu'elles voient le jour. En vertu de ce plan, Mark Levine, l'actuel vice-président du développement des produits, pourra acquérir un bloc de1 050 000 actions ordinaires de la société détenues par Harvey Kofsky, président, chef de la direction et président du conseil d'administration de la société, et les membres de sa famille. Mark assumera alors le poste de président de la société et deviendra membre du conseil d'administration. Arthur Levine, vice-président directeur et un des directeurs de la société, deviendra chef de la direction et président du conseil d'administration de la société. En plus des activités quotidiennes, Mark continuera de se concentrer principalement sur les efforts en matière de recherche et développement chez Promatek.

Une assemblée extraordinaire des actionnaires a eu lieu le 30 juillet 2002 au cours de laquelle un transfert de 3 000 000 $, du compte de capital au compte d'excédents budgétaires, a été autorisé.

La Commission des valeurs mobilières du Québec a par la suite entériné cette transaction le 30 août 2002.

Nos concessionnaires des États-Unis, de l'Europe et de l'Asie ont accueilli cette nouvelle avec enthousiasme. Il faut d'ailleurs souligner qu'ils ont également fait de la place à la génération suivante dans des rôles de direction et sont mieux positionnés pour faire face à la croissance des années à venir.

Dividendes

Pour la troisième année consécutive, Promatek a versé un dividende à ses actionnaires. Le premier dividende a été versé le 15 août 2001 et un second, le 9 janvier 2002. Il s'agissait du montant habituel de 0,15 $ l'action ordinaire plus une somme spéciale de 0,10 $ l'action ordinaire, pour un total de 0,25 $ l'action. Ultérieurement, soit le 24 septembre 2002, un dividende de 1,32 $ l'action ordinaire a été annoncé. Il sera versé le 10 octobre 2002. Il s'agit en fait du dividende habituel de 0,15 $ l'action ordinaire et d'un montant spécial relié à l'entente de rachat mentionné ci-dessus de 1,17 $ l'action ordinaire.

La situation financière de la société après le versement du dividende du 10 octobre était la suivante :

• Encaisse	900 000 $
• Comptes débiteurs et stocks	900 000 $
• Passif	500 000 $
(desquels 200 000 $ représentent un paiement anticipé pour un logiciel spécial qui doit être livré au cours de l'année à venir.)	
• Net	1 300 000 $

Par conséquent, cela représente des fonds suffisants pour s'assurer que la société peut poursuivre ses activités de la même façon qu'auparavant.

Droits patrimoniaux

En tant qu'entreprise impliquée dans des produits de haute technologie, Promatek a investi et continue d'investir beaucoup de temps, d'efforts et de ressources dans la recherche et le développement. Nous continuons à avoir une politique d'entreprise qui défend énergiquement les droits de propriété intellectuelle.

Résultats

Les revenus pour l'exercice prenant fin le 30 juin 2001 ont été de 4 200 519 $, comparativement à 4 161 184 $ pour l'exercice précédent. Les bénéfices nets avant impôts ont été de 1 187 649 $ ou de 0,32 $ l'action ordinaire en comparaison à 1 717 690 ou 0,50 $ l'action ordinaire pour l'exercice précédent. Il y a eu une diminution de 530 040 $ ou 32 % au niveau des bénéfices nets sur des ventes semblables. Cette baisse est attribuable aux éléments suivants : 250 000 $ de coûts ponctuels reliés au plan de succession de la direction, 125 000 $ en frais de premier établissement associés au lancement des nouveaux terminaux DIAmonde, ainsi qu'une diminution de 115 000 $ en revenus en intérêts. Le reste est relié à une faible baisse au niveau des marges sur les nouveaux terminaux, qui comprend un affichage à cristaux liquides couleur coûteux.

La situation financière de l'entreprise au 30 juin 2002 était la suivante : 5 186 289 $ en encaisse et en valeurs mobilières à court terme, aucune dette, des frais généraux faibles ainsi que des niveaux de stocks bas. Le fonds de roulement de Promatek a diminué de 325 327 passant à 6 263 877 $ et l'avoir des actionnaires a baissé à 6 383 269 ou 1,74 $ l'action ordinaire comparativement à 6 708 210 $ ou 1,80 $ l'action ordinaire pour l'exercice 2001. La diminution est due au dividende supplémentaire de 0,10 $ l'action ordinaire versé au cours de l'année.

Reconnaissance

La direction et le personnel de Promatek sont responsables de la réputation d'excellence que nos produits et services ont acquise. Le dévouement de ces personnes explique le niveau de satisfaction et de confiance élevé de nos clients. Nous tenons donc à remercier tous les membres de l'équipe de Promatek pour leur loyauté et leur travail acharné. Nous désirons également remercier nos actionnaires de leur confiance continue en Promatek. Nous pouvons vous garantir notre engagement relativement à la croissance et à la rentabilité de Promatek.

Mark Levine, ing.
Président

Arthur Levine, ing.
Chef de la direction

RAPPORT DES VÉRIFICATEURS

Aux actionnaires de
PROMATEK INDUSTRIES LTD./
LES INDUSTRIES PROMATEK LTÉE

Nous avons vérifié les bilans consolidés de PROMATEK INDUSTRIES LTD./LES INDUSTRIES PROMATEK LTÉE au June 30, 2002 et 2001, ainsi que les états consolidés des résultats et bénéfices non répartis et les états consolidés des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 30 juin 2002 et 2001, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

Levy Pilotte

COMPTABLES AGRÉÉS
le 3 septembre 2002

BILANS CONSOLIDÉS

LES INDUSTRIES PROMATEK LTÉE /
PROMATEK INDUSTRIES LTD.

au 30 juin 2002

	2002	2001
ACTIF		
À COURT TERME		
Encaisse	685 304 $	1 267 035 $
Placements à court terme (note 2)	4 500 985	3 577 817
Débiteurs (note 3)	837 041	1 192 985
Impôts sur le revenu	222 540	331 420
Stocks (note 4)	291 718	285 675
Charges payées d'avance	30 843	29 343
Impôts futurs	326 000	310 000
	6 894 431	6 994 275
PRÊT À UN ADMINISTRATEUR (note 5)	30 000	35 000
IMMOBILISATIONS (note 6)	89 392	84 006
	7 013 823 $	7 113 281 $
PASSIF		
À COURT TERME		
Créditeurs et charges à payer	506 059 $	320 591 $
Revenus reportés	124 495	84 480
	630 554	405 071
AVOIR DES ACTIONNAIRES		
CAPITAL SOCIAL (note 7)	4 092 610	4 051 640
SURPLUS D'APPORT (note 8)	58 500	58 500
BÉNÉFICES NON RÉPARTIS	2 232 159	2 598 070
	6 383 269	6 708 210
	7 013 823 $	7 113 281 $

APPROUVÉ AU NOM DU CONSEIL:

administrateur

administrateur

RÉSULTATS ET BÉNÉFICES NON RÉPARTIS CONSOLIDÉS

Exercice terminé le 30 juin 2002

	2002	2001
CHIFFRE D'AFFAIRE	**4 200 519 $**	4 161 184 $
FRAIS D'EXPLOITATION		
Amortissement	**37 241**	38 089
Coût des ventes et charges sauf les suivants	**2 369 085**	2 211 389
Revenus de placements	**(127 231)**	(242 468)
Recherche et développement (note 9)	**483 775**	436 485
	2 762 870	2 443 495
BÉNÉFICE AVANT LE SUIVANT	**1 437 649**	1 717 689
INDEMNITÉ DE DÉPART ET DÉPENSES CONNEXES (note 10)	**250 000**	-
BÉNÉFICE AVANT IMPÔTS SUR LE REVENU	**1 187 649**	1 717 689
IMPÔTS SUR LE REVENU (RECOUVRÉS) (note 11)	**100 000**	(52 544)
BÉNÉFICE NET DE L'EXERCICE	**1 087 649**	1 770 233
BÉNÉFICES NON RÉPARTIS au début	**2 598 070**	1 881 017
DIVIDENDES	**(1 453 560)**	(1 053 180)
BÉNÉFICES NON RÉPARTIS à la fin	**2 232 159 $**	2 598 070 $

BENEFICE PAR ACTION:		
Avant dilution	**0,30 $**	0,50 $
Après dilution	**0,29 $**	0,47 $

FLUX DE TRÉSORERIE CONSOLIDÉS

Exercice terminé le 30 juin 2002

	2002	2001
ACTIVITÉS D'EXPLOITATION		
Rentrées de fonds nettes provenant de l'exploitation		
Bénéfice net de l'exercice	**1 087 649 $**	1 770 233 $
Éléments n'affectant pas les fonds:		
Amortissement	**37 241**	38 089
Impôts futurs	**(16 000)**	(165 000)
	1 108 890	1 643 322
(Augmentation) diminution nette des postes hors-caisse		
Débiteurs	**355 944**	(533 668)
Impôts sur le revenu	**108 880**	(316 288)
Stocks	**(6 043)**	54 854
Charges payées d'avance	**(1 500)**	15 663
Créditeurs et charges à payer	**185 466**	(8 053)
Revenus reportés	**40 015**	14 339
	1 791 652	870 169
ACTIVITÉS DE FINANCEMENT		
Dividendes	**(1 453 560)**	(1 053 180)
Émission de capital-actions	**40 970**	63 375
	(1 412 590)	(989 805)
ACTIVITÉS D'INVESTISSEMENT		
Produits sur dispositions de placements	**28 200 789**	21 614 449
Achats de placements	**(29 123 957)**	(20 793 661)
Acquisition d'immobilisations	**(42 625)**	(30 729)
Remboursements d'un prêt à un administrateur	**5 000**	5 000
	(960 793)	795 059
(DIMINUTION) AUGMENTATION DE L'ENCAISSE	**(581 731)**	675 423
ENCAISSE au début	**1 267 035**	591 612
ENCAISSE à la fin	**685 304 $**	1 267 035 $

30 juin 2002

1. CONVENTIONS COMPTABLES

a) Principes de consolidation

Les états financiers consolidés comprennent les comptes de la société et de ses filiales en propriété exclusive. Tous les comptes et les transactions inter compagnie ont été éliminés lors de la consolidation.

b) Utilisation d'estimations

Pour établir des états financiers selon les principes comptables généralement reconnus, la direction doit faire des estimations et des hypothèses qui ont un effet sur les montants déclarés au titre des actifs et des passifs et sur la divulgation des actifs et passifs éventuels à la date des états financiers, ainsi que les montants déclarés au titre des revenus et des dépenses au cours de la période. Les résultats réels pourraient différer de ces estimations.

c) Juste valeur des instruments financiers et risque de crédit

Les espèces et quasi-espèces, les montants à recevoir, les créditeurs, ainsi que les charges à payer sont des instruments financiers dont la juste valeur se rapproche de leur valeur comptable en raison de leur échéance à court terme. La juste valeur des placements à court terme est décrite dans la note 1(d). Le risque de crédit associé aux montants à recevoir se limite au soldes impayés.

d) Placements à court terme

Les placements à court terme sont comptabilisés au coût, lequel équivaut la valeur du marché.

e) Stocks

Les stocks sont comptabilisés au moindre du coût et de valeur de réalisation nette, le coût étant déterminé selon la méthode de l'épuisement successif. Les produits en cours et produits finis incluent les matières premières, la main-d'oeuvre et les frais généraux de fabrication.

f) Amortissement

La dotation à l'amortissement est comptabilisée selon là méthode de l'amortissement dégressif aux taux suivants:

Matériel informatique	30 %
Équipement	20 %

Les améliorations locatives sont amorties selon la méthode de l'amortissement linéaire sur la durée du bail.

g) Revenus reportés

Les revenus reportés représentent des revenus d'entretien non gagnés qui sont constatés sur une base linéaire selon la durée des contrats. Les coûts qui y sont associés sont passés en charges lorsque l'entretien est effectué.

1. CONVENTIONS COMPTABLES (suite)

h) Crédits d'impôts à l'investissement

Les crédits d'impôts à l'investissement reliés à l'acquisition d'immobilisations sont comptabilisés en réduction du coût des immobilisations. Les crédits d'impôts à l'investissement reliés aux dépenses courantes sont inclus dans la détermination du bénéfice net de l'exercice.

i) Dépenses de recherche et de développement

Les dépenses de recherche et de développement concernant des dépenses non capitalisables, sur les produits actuels et futurs, sont imputés contre les revenus de l'exercice au cours duquel ils sont encourus.

j) Impôts futurs

La compagnie utilise la méthode des impôts futurs qui requiert l'adoption d'une approche bilan à la comptabilité financière et à la communication de l'information financière. Les passifs et actifs d'impôts futurs sont mesurés annuellement par application des taux d'imposition et des lois fiscales qui sont en vigueur à la date d'établissement du bilan ou ceux pratiquement en vigueur.

2. PLACEMENTS À COURT TERME

Les placements à court terme sont composés de parts d'un fonds de bons du trésor.

3. DÉBITEURS

Les débiteurs incluent des comptes à recevoir d'une compagnie affiliée contrôlée indirectement par deux administrateurs pour un montant de 135,000 $ (2001 - 303,000 $).

Les ventes à cette compagnie affiliée effectuées au cours de l'exercice à des prix compétitifs totalisent approximativement 494,000 $ (2001 - 542,000 $)

4. STOCKS

	2002	2001
Les stocks sont composés de:		
Matières premières	30 541 $	32 523 $
Produits en cours	197 816	183 849
Produits finis	63 361	69 303
	291 718 $	285 675 $

5. PRÊT À UN ADMINISTRATEUR

	2002	2001
Un prêt a été consenti à un administrateur en 1988 en vue d'acheter une maison. Ce prêt ne porte pas intérêt et est remboursable sur une période de vingt ans au montant de 5 000 $ par année	**35 000 $**	40 000
Moins: Fraction échéant à moins d'un an inclus dans les débiteurs	**5 000**	5 000
	30 000 $	35 000

6. IMMOBILISATIONS

	2002	2001
Coût		
Matériel informatique	**513 045 $**	480 819 $
Équipement	**37 912**	27 512
Améliorations locatives	**44 276**	44 276
	595 233	552 607
Amortissement cumulé		
Matériel informatique	**440 881**	407 271
Équipement	**20 684**	17 054
Améliorations locatives	**44 276**	44 276
	505 841	468 601
Valeur comptable nette	**89 392 $**	84 006 $

7. CAPITAL SOCIAL

a) Capital social

La compagnie est incorporée selon la loi sur les sociétés par actions.

Le capital social autorisé est composé d'un nombre illimité d'actions ordinaires avec droit de vote et d'un nombre illimité d'actions privilégiées sans droit de vote pouvant être émises en séries.

	2002	2001
Émis:		
3 661 150 actions ordinaires (2001 - 3 632 400)	**4 092 610 $**	4 051 640 $

b) Options

Un nombre de 340 000 actions ordinaires est réservé en vertu d'un régime d'options d'achat d'actions pour les dirigeants et les employés de la société. De ce nombre 300 000 ont été octroyées et 76 750 étaient en circulation au June 30 2002. Au cours de l'exercice 6 000 options ont été levées à 0,51 $ par action et 22 750 options ont été levées à 1,70 $ par action.

Les options en circulation en fin d'exercice sont comme suit:

Nombre d'actions ordinaires	Prix de levée par action	Date d'échéance
53 500	0,51 $	7 juillet 2007
23 250	1,70 $	28 octobre 2007
76 750		

Après la fin de l'exercice 21 750 options ont été levées à 1, 70$ par actions et 39 500 options ont été levées à 0, 51$ par action.

8. SURPLUS D'APPORT

Le surplus d'apport est le résultat du rachat d'actions ordinaires de la société en 1991 et au cours d'exercices antérieurs pour des montants inférieurs au capital déclaré dans les comptes.

9. RECHERCHE ET DÉVELOPPEMENT

Les frais de recherche et de développement présentés aux états financiers ont été réduits de l'aide gouvernementale. Le montant des frais dépensés en recherche et développement ainsi que l'aide gouvernementale se détaille comme suit:

	2002	2001
Montant brut dépensé	**817 432 $**	767 905 $
Moins: crédits d'impôts à l'investissement gagnés et reçus	**333 657**	331 420
Montant net	**483 775 $**	436 485 $

10. INDEMNITÉ DE DÉPART ET DÉPENSES CONNEXES

Ce montant représente un indemnité de départ de 200 000 $ payé à l'ancien président, directeur général de la compagnie et 50 000 $ en honoraires professionnels et honoraires de gestion liés au départ.

11. IMPÔTS SUR LE REVENU (RECOUVRÉS)

	2002	2001
Les impôts sur le revenu se composent de:		
Charge fiscale aux taux prévus par la loi	**462 000 $**	672 500
Crédit au titre des bénéfices de fabrication et de transformation	**(54 600)**	(120 000)
Impôt réel avant le suivant:	**407 400**	552 500
Avantage fiscal lié aux crédits d'impôt à l'investissement et dépenses de recherche et développement non constatés	**(307 400)**	(605 044)
IMPÔT NET DE L'EXERCICE	**100 000 $**	(52 544)

12. REPORTS PROSPECTIFS DE PERTES

a) La société a accumulé des pertes en capital pour fin d'impôt pour un montant approximatif de 96 000 $. Ces pertes peuvent être utilisées en réduction du revenu imposable des années futures. Les avantages fiscaux potentiels de ces pertes en capital n'ont pas été reflétés dans les états financiers.

b) La société dispose de dépenses de recherche et développement aux fins d'impôt sur le revenu fédéral pour un montant approximatif de 1 723 000 $, lesquelles peuvent être reportées prospectivement et déduites des revenus imposables futurs lorsque gagnés. Les avantages fiscaux potentiels résultants de ces dépenses ont été reflétés dans les états financiers comme impôts futurs.

13. INFORMATION SECTORIELLE ET COMMERCIALE

La société exerce ses activités au Canada dans le secteur de la conception et de la fabrication de matériel informatique et de logiciels.

Les ventes aux clients à l'extérieur du Canada s'élèvent à 3 155 000 $ (2001 - 3 126 000 $). Il n'existe aucun risque de change significatif lié à ces ventes.

La plupart des ventes des principales gammes de produits de la société sont effectuées par l'entremise d'un distributeur indépendant. Un montant de 580 000 $ (2001 - 733 000 $) de ces ventes est inclus dans les débiteurs.

14. OBLIGATIONS DÉCOULANT DE CONTRATS DE LOCATION-EXPLOITATION

Le total des loyers minimums futurs en vertu de contrats de location-exploitation est comme suit:

2003	57 412 $
2004	58 104
2005	9 684
	125 200 $

15. EVENTUALITÉ

La société est impliquée dans différentes réclamations dans le cours normal des affaires. La direction analyse régulièrement la situation des litiges et révise, au besoin, tout montant probable à payer en règlement de ces litiges. Le résultat de ces poursuites ne peut être déterminé avec certitude la direction croit qu'il ne peut affecter de façon matérielle la situation financière, les résultats et les flux de trésorerie. Tout réglement éventuel sera comptabilisé comme charge dans l'année où il se produira.

16. ÉVÉNEMENT POSTÉRIEUR

Après la fin de l'exercice la compagnie a réduit son capital versé par un transfert de 3 000 000 $ au surplus. Elle a l'intention de déclarer un dividende de 1,32 $ par action.

NOTES

PROMATEK INDUSTRIES LTD.

PROXY

This Proxy is solicited by Management for the Annual Meeting of Shareholders and should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

The undersigned shareholder of **PROMATEK INDUSTRIES LTD.** (the "**Corporation**") hereby appoints Arthur Levine, or failing him, Mark Levine, or (see instructions) ______________________ with full power of substitution, his true and lawful attorneys, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Corporation standing in the name of the undersigned, at the Annual Meeting of Shareholders, to be held on Wednesday, the 18th day of December, 2002, at the Queen Elizabeth Hotel, Richelieu Room, 900 René-Lévesque Blvd. West, Montreal, Quebec, and at any and all adjournments thereof, upon the following matters:

(a) **ELECTION OF DIRECTORS:**

FOR the nominees listed below ________ **WITHHOLD AUTHORITY** ______ to vote for the nominees listed below

Arthur Levine, Mark Levine, John Burrows, Robert Elman and David Rockman

(b) **APPOINTMENT OF LEVY PILOTTE** as the auditors of the Corporation and authorizing the directors to fix their remuneration:

FOR ______ **WITHHOLD AUTHORITY** ______

(c) in his discretion with respect to amendments or variations to the matters identified above or upon such other matters as may properly come before the meeting;

hereby revoking any proxy previously given.

DATED this ______ day of ________________, 2002.

____
signature of shareholder

INSTRUCTIONS:

1. This form of proxy must be signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder appointing a proxy is a corporation, the proxy must be executed by its officers or attorneys duly authorized.
2. **Every shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend, vote and act for and on behalf of such shareholder at the meeting. To exercise this right, a shareholder may strike out the names of the persons designated and insert the name of the shareholder's nominee in the blank space provided or may use another appropriate form of proxy.**
3. Shares represented by any properly executed proxy received by management will be voted or withheld from voting by the persons designated in accordance with the instructions of the shareholder appointing them. **If no choice is specified with respect to the matters identified above, the shares represented by proxies in this form which designate management's nominees will be voted FOR such matters. This form of proxy confers discretionary authority upon the person whom it appoints in respect of variations or amendments or additions to the matters identified in the Notice of Meeting and any other matter that may properly come before the meeting or any adjournment thereof.**
4. Completed proxies must be delivered to the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.
5. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by management of the Corporation.
6. This proxy is to be read in conjunction with the accompanying Management Proxy Circular and Notice of Annual Meeting dated October 31, 2002.

LES INDUSTRIES PROMATEK LTÉE

PROCURATION

La présente procuration est sollicitée par la direction en vue de l'assemblée annuelle des actionnaires et devrait être lue conjointement avec l'avis de convocation à l'assemblée et la circulaire de sollicitation de procurations de la direction.

Le soussigné, actionnaire de **LES INDUSTRIES PROMATEK LTÉE** (la « Société »), désigne par les présentes Arthur Levine ou, en son absence, Mark Levine, ou (voir la rubrique « Instructions »).. son mandataire ou fondé de pouvoir, avec pleins pouvoirs de substitution, pour qu'il assiste en son nom à l'assemblée annuelle des actionnaires qui doit avoir lieu le mercredi 18 décembre 2002 au salon Richelieu de l'hôtel Queen Elizabeth, au 900, boul. René-Lévesque Ouest, Montréal (Québec) et à toute reprise de celle-ci en cas d'ajournement, et pour qu'il y exerce, à l'égard des questions suivantes, les droits de vote afférents à toutes les actions immatriculées au nom du soussigné, comme suit :

a) **ÉLECTION DES ADMINISTRATEURS:**

EN FAVEUR ____________ des candidats énumérés ci-dessous

ABSTENTION RELATIVE AU VOTE ____________ en faveur des candidats énumérés ci-dessous

Arthur Levine, Mark Levine, John Burrows, Robert Elman et David Rockman

b) **NOMINATION DE LEVY PILOTTE** à titre de vérificateurs de la Société et autorisation des administrateurs à fixer la rémunération des vérificateurs :

EN FAVEUR ____________ **ABSTENTION** ____________

c) À sa discrétion en ce qui concerne les modifications des questions ci-dessus ou d'autres questions dûment soumises à l'assemblée.

La présente procuration révoque toute procuration antérieure.

Fait le ________ 2002

____
Signature de l'actionnaire

INSTRUCTIONS :

1. Le présent formulaire de procuration doit être signé par l'actionnaire ou par son mandataire dûment autorisé par écrit. Si l'actionnaire désignant un fondé de pouvoir est une société, le présent formulaire de procuration doit être signé par ses dirigeants ou mandataires dûment autorisés.
2. **Chaque actionnaire a le droit de nommer une personne (qui ne doit pas forcément être un actionnaire) autre que les personnes nommées dans la présente procuration afin qu'elle assiste à l'assemblée, y vote et y agisse en son nom. Pour exercer ce droit, il peut rayer le nom des personnes figurant dans la présente procuration et indiquer celui de son mandataire dans l'espace prévu à cette fin ou encore remplir une autre procuration.**
3. Les droits de vote afférents aux actions représentées par toute procuration dûment signée reçue par la direction seront exercés par les personnes nommées, ou feront l'objet d'une abstention de vote de leur part, selon les instructions de l'actionnaire qui les a nommées. **En l'absence de telles instructions, les droits de vote afférents aux actions représentées par la présente procuration seront exercés EN FAVEUR des questions ci-dessus. La présente procuration confère aux personnes qui y sont désignées un pouvoir discrétionnaire quant aux modifications apportées aux questions mentionnées dans l'avis de convocation et quant à toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.**
4. Les procurations remplies doivent parvenir au secrétaire ou à l'agent des transferts de la Société, Société de fiducie Computershare du Canada, 1500, rue University, bureau 700, Montréal (Québec), H3A 3S8, au moins 48 heures (sans compter les samedis, les dimanches ni les congés) avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.
5. Si aucune date ne figure dans l'espace réservé à cette fin de la présente procuration, celle-ci sera réputée porter la date où elle a été postée par la direction de la Société.
6. La présente procuration devrait être lue conjointement avec la circulaire de sollicitation de procurations de la direction et l'avis de convocation daté du 31 octobre 2002 qui l'accompagnent.

LES INDUSTRIES PROMATEK LTÉE	**PROMATEK INDUSTRIES LTD.**

Cher actionnaire

Si vous êtes intéressé à recevoir les états financiers trimestriels de la société, veuillez compléter et retourner cette feuille dans l'enveloppe ci-jointe.

Dear Shareholder,

If you are interested in receiving the quarterly financial statements of the Company, please complete and return this sheet in the enclosed envelope.

Veuillez m'inscrire sur votre liste d'envoi supplémentaire afin que les états financiers trimestriels de la société me soient envoyés.

I would like to have my name added to your supplemental mailing list in order to receive the quarterly financial statements of the Company.

____

Nom/Name

____

Adresse/Address

Je confirme que je suis un actionnaire de la société.

I certify that I am a shareholder of the Company.

____

Signature

____

Date

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE

8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Interim Report for the three months ended September 30,2002

02 DEC 13 AM 11:14

Corporate activities

A major change of management took place during this quarter, which saw the resignation of the President and CEO, Mr. Harvey Kofsky. Mr. Mark Levine, who has now assumed the position of President, purchased his shareholdings of 1,050,000 common shares. Mr. Arthur Levine has assumed the position of Chief Operating Officer and Chairman of the Board.

International sales reached record levels during the quarter. These included an order from one of the world's largest law firms. Installations were completed at their head office in London, six offices in various German Cities and their Hong Kong office.

R&D efforts continued during the quarter in order to expand our product offerings in order to strengthen our position in the professional expense recovery and commercial markets.

Results

Three Months Ending September 30,2002

Revenue for the quarter was $1,174,239 compared to $1,066,416 for the same period last year. This represents an increase of 10%. Net income was $335,351 or $0.09 per common share, compared to $291,634 or $0.08 per common share for the same period last year, representing an increase of $44,112 or 15%.

During the quarter a dividend of $1.32 per common share was authorized which was paid on October 10, 2002. After payment of this dividend, the company's cash position was $1,011,960.

Sincerely,

Mark Levine P.Eng
President

PROMATEK INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	SEPTEMBER 30, 2002 $	JUNE 30 2002 $
ASSETS		
CURRENT		
Cash	375,528	685,304
Short-term investments	5,550,000	4,500,985
Accounts receivable	587,731	837,041
Income tax receivable	254,099	222,540
Inventories	265,851	291,718
Prepaid expenses	49,461	30,843
Future income taxes	242,578	326,000
	7,325,248	6,894,431
LOAN TO DIRECTOR	30,000	30,000
FIXED	122,795	89,392
	7,478,043	7,013,823
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	602,615	506,059
Deferred revenue	99,688	124,495
	702,303	630,554
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	1,149,730	4,092,610
CONTRIBUTED SURPLUS	3,058,500	58,500
RETAINED EARNINGS	2,567,510	2,232,159
	6,775,740	6,383,269
	7,478,043	7,013,823

PROMATEK INDUSTRIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30	
	2002	**2001**
	$	$
OPERATING ACTIVITIES		
NET INCOME	335,351	291,239
ADD(DEDUCT) NON-CASH ITEMS:		
AMORTIZATION OF FIXED ASSETS	7,587	7,966
FUTURE INCOME TAXES	83,422	93,912
(INCREASE) DECREASE IN NONCASH WORKING CAPITAL BALANCES		
ACCOUNTS RECEIVABLE	249,310	232,503
INCOME TAXES RECEIVABLE	(31,559)	(39,225)
INVENTORIES	25,867	106,031
PREPAID EXPENSES	(18,618)	-
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	96,556	(69,603)
DEFERRED REVENUE	(24,807)	(31,067)
	723,109	591,756
INVESTING ACTIVITIES		
PURCHASES OF INVESTMENTS	(1,049,015)	(37,961)
PURCHASES OF FIXED ASSETS	(40,990)	(1,670)
	(1,090,005)	(39,631)
FINANCING ACTIVITIES		
ISSUANCE OF CAPITAL STOCK	57,120	
DIVIDENDS PAID		(545,085)
	57,120	(545,085)
INCREASE (DECREASE) IN CASH	(309,776)	7,040
CASH BEGINNING OF PERIOD	685,304	1,267,035
CASH END OF PERIOD	$ 375,528	$ 1,274,075

PROMATEK INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30	
	2002	2001
	$	$
REVENUE	1,174,239	1,066,416
OPERATING EXPENSES		
Cost of sales and operating expenses except the following	615,744	7,966
Amortization of fixed assets	7,587	557,357
Investment income	(35,970)	(47,202)
Research & development	97,214	121,422
	684,575	639,543
INCOME BEFORE INCOME TAXES	489,664	426,873
Income Taxes	154,313	135,634
NET INCOME	335,351	291,239
RETAINED EARNINGS		
Beginning of period	2,232,159	2,598,074
Dividends paid	----	(545,085)
End of period	2,567,510	2,344,228
EARNINGS PER SHARE		
BASIC	0.09	0.08
FULLY DILUTED	0.09	0.08

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE

8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Rapport intérimaire pour la période de trois mois se terminant le 30 septembre 2002

Activités indirectes

Un changement majeur a eu lieu au cours de ce trimestre; en effet, M. Harvey Kofsky, président et chef de la direction, a remis sa démission. C'est M. Mark Levine, qui occupe maintenant le poste de président, qui a racheté sa participation de 1 050 000 actions ordinaires. M. Arthur Levine a occupé les postes de directeur de l'exploitation et de président du conseil d'administration.

Les ventes au niveau international ont atteint des niveaux records au cours de ce trimestre. Parmi ces ventes, on compte une commande de l'un des plus grands cabinets d'avocats au monde. Les installations ont été faites à leur siège social de Londres, dans six bureaux en Allemagne et au bureau de Hong Kong.

Les efforts en matière de recherche et de développement se sont poursuivis au cours du trimestre dans le but de nous permettre d'élargir notre gamme de produits afin de solidifier notre position dans les secteurs du recouvrement des dépenses professionnelles et des marchés commerciaux.

Résultats

Trois mois se terminant le 30 septembre 2002

Les revenus pour le trimestre ont été de 1 174 239 $ comparativement à 1 066 416 $ pour la même période l'année dernière; cela représente une augmentation de 10 %. Les bénéfices nets ont été de 335 351 $, ou de 0,09 $ l'action ordinaire, en comparaison à 291 634 $, ou 0,08 $ l'action ordinaire, pour la même période l'année dernière, ce qui représente une augmentation de 44 112 $ ou 15 %.

Au cours du trimestre, un dividende de 1,32 $ l'action ordinaire a été versé le 10 octobre 2002. Après le versement de ce dividende, la situation de trésorerie de la société était de 1 011 960 $.

Veuillez accepter mes salutations distinguées.

Mark Levine, ing.
Président

INDUSTRIES PROMATEK LTÉE
BILAN CONSOLIDÉ
(NON VÉRIFIÉ)

	30 SEPTEMBRE 2002 $	30 JUIN 2002 $
ACTIF		
ACTIF À COURT TERME		
Encaisse	375,528	685,304
Placements de trésorerie	5,550,000	4,500,985
Débiteurs	587,731	837,041
Impôts à recouvrer	254,099	222,540
Stocks	265,851	291,718
Charges payées d'avance	49,461	30,843
Impôts sur le revenu futurs	242,578	326,000
	7,325,248	6,894,431
PRÊT AU DIRECTEUR	30,000	30,000
IMMOBILISATIONS	122,795	89,392
	7,478,043	7,013,823
PASSIF		
PASSIF À COURT TERME		
Créditeurs et charges à payer	602,615	506,059
Produit comptabilisé d'avance	99,688	124,495
	702,303	630,554
AVOIR DES ACTIONNAIRES		
CAPITAL-ACTIONS	1,149,730	4,092,610
SURPLUS D'APPORT	3,058,500	58,500
BÉNÉFICES NON RÉPARTIS	2,567,510	2,232,159
	6,775,740	6,383,269
	7,478,043	7,013,823

INDUSTRIES PROMATEK LTÉE
EXPOSÉ RÉCAPITULATIF DES REVENUS ET
DES BÉNÉFICES NON RÉPARTIS
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT AU 30 SEPTEMBRE	
	2002	**2001**
	$	$
REVENUS	1,174,239	1,066,416
FRAIS D'EXPLOITATION		
Coût des ventes et des frais d'exploitation à l'exception des éléments suivants	615,744	7,966
Amortissement des immobilisations	7,587	557,357
Revenus de placement	(35,970)	(47,202)
Recherche et développement	97,214	121,422
	684,575	639,543
BÉNÉFICE AVANT IMPÔTS SUR LE REVENU	489,664	426,873
Impôts sur le revenu	154,313	135,634
BÉNÉFICE NET	335,351	291,239
BÉNÉFICES NON RÉPARTIS		
Solde à l'ouverture	2,232,159	2,598,074
Dividendes versés	----	(545,085)
Solde à la clôture	2,567,510	2,344,228
BÉNÉFICE PAR ACTION		
DE BASE	0.09	0.08
DILUÉ	0.09	0.08

INDUSTRIES PROMATEK LTÉE
EXPOSÉ RÉCAPITULATIF DES FLUX DE TRÉSORERIE
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT AU 30 SEPTEMBRE	
	2002	**2001**
	$	$
ACTIVITÉS D'EXPLOITATION		
BÉNÉFICE NET	335,351	291,239
AJOUTER(DEDUIRE) LES ÉLÉMENTS SANS EFFET SUR LA TRÉSORERIE :		
AMORTISSEMENT DES IMMOBILISATIONS	7,587	7,966
IMPÔTS SUR LE REVENU FUTURS	83,422	93,912
(AUGMENTATION) DIMINUTION DES SOLDES DU FONDS DE ROULEMENT AUTRE QUE LES DISPONIBILITÉS		
DÉBITEURS	249,310	232,503
IMPÔTS À RECOUVRER	(31,559)	(39,225)
STOCKS	25,867	106,031
CHARGES PAYÉES D'AVANCE	(18,618)	-
CRÉDITEURS ET CHARGES À PAYER	96,556	(69,603)
PRODUIT COMPTABILISÉ D'AVANCE	(24,807)	(31,067)
	723,109	591,756
ACTIVITÉS D'INVESTISSEMENT		
ACQUISITION D'INVESTISSEMENTS	(1,049,015)	(37,961)
ACQUISITION D'IMMOBILISATIONS	(40,990)	(1,670)
	(1,090,005)	(39,631)
ACTIVITÉS DE FINANCEMENT		
ÉMISSION D'ACTIONS	57,120	
DIVIDENDES VERSÉS		(545,085)
	57,120	(545,085)
AUGMENTATION (DIMINUTION) DE L'ENCAISSE	(309,776)	7,040
ENCAISSE - OUVERTURE DE LA PÉRIODE	685,304	1,267,035
ENCAISSE - CLÔTURE DE LA PÉRIODE	$ 375,528	$ 1,274,075

INDUSTRIES PROMATEK LTÉE
EXPOSÉ RÉCAPITULATIF DES FLUX DE TRÉSORERIE
(NON VÉRIFIÉ)

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS INTÉRIMAIRES

1) RÈGLES ET MÉTHODES COMPTABLES

Ces états financiers s'appliquent selon les mêmes règles et méthodes comptables que les plus récents états financiers annuels.

2) RECHERCHE ET DÉVELOPPEMENT

Une modification au niveau du traitement comptable selon laquelle le crédit fédéral est reconnu immédiatement a entraîné une diminution de 24 304 $ du montant de cette année. Si la méthode de calcul de l'année dernère avait été utilisée, le montant pour la recherche et le développement aurait été de 212 518 $.

3) PRÉSENTATION D'INFORMATIONS PAR VOIE DE NOTES

Les notes afférentes à ces états financiers ne respectent pas à tous les égards les exigences des principes comptables généralement reconnus pour les états financiers annuels. Par conséquent, ces états financiers intérimaires doivent être lus concurremment avec les plus récents états financiers annuels.

4) CAPITAL-ACTION ET SURPLUS D'APPORT

Le capital déclaré a été réduit de 3 000 000$ et affecté au surplus d'apport conformément à la résolution des actionnaires du 30 juillet 2002.

5) ÉVÉNEMENT POSTÉRIEUR

Un dividende de 1,32$ par action ordinaire comprenant un dividende semestriel de 0,15$ par action ordinaire et un dividende spécial d'une fois de 1,17 par action ordinaire, totalisant 4 913 568$ a été versé le 10 octobre 2002.

PROMATEK INDUSTRIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

NOTES TO INTERIM FINANCIAL STATEMENTS

1) ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2) RESEARCH AND DEVELOPMENT

A change in accounting treatment in which the Federal credit is recognized immediately has caused this years' amount to be lower by $24,304. Had the same method of calculation as last year been used, research and development would be $121,518.

3) NOTES DISCLOSURES

The notes to these financial statements do not conform in all respects to the requirements of generally accepted accounting principles for the annual financial statements. Therefore, these interim financial statements should be read in conjunction with the most recent annual financial statements.

4) CAPITAL STOCK AND CONTRIBUTED SURPLUS

Stated capital was reduced by $3,000,000. and allocated to contributed surplus per the shareholders' resolution of July 30,2002.

5) SUBSEQUENT EVENT

A dividend of $1.32 per Common Share consisting of a semi-annual dividend of $0.15 per Common Share and a special one-time dividend of $1.17 per Common Share, totaling $4,913,568. was paid October 10,2002.

Les Industries
PROMATEK
Industries Ltée/Ltd.

02 NOV 15 AM 11:11

PROMATEK INDUSTRIES LTD.

NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual Meeting of Shareholders of PROMATEK INDUSTRIES LTD. (the "**Corporation**") will be held at the Queen Elizabeth Hotel, Richelieu Room, 900 René-Lévesque Blvd. West, Montreal, Quebec, on Wednesday, December 18, 2002, at 4:30 P.M., for the following purposes:

(a) receiving and considering the consolidated financial statements of the Corporation for the financial year ended June 30, 2002 and the auditors' report thereon;

(b) electing directors for the ensuing year;

(c) appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration; and

(d) transacting such other business as may properly be brought before the meeting or any adjournment thereof.

A copy of the Management Proxy Circular and a Form of Proxy for the meeting accompanies this notice.

By order of the Board of Directors,

Mark Levine, P. Eng
President, Secretary and Treasurer

Montreal, Quebec, October 31, 2002

If you cannot attend the meeting in person, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

Les Industries
PROMATEK
Industries Ltée/Ltd.

PROMATEK INDUSTRIES LTD.

MANAGEMENT PROXY CIRCULAR

1. Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management of PROMATEK INDUSTRIES LTD. (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation to be held at the time and place and for the purposes set forth in the enclosed Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone, electronic mail or telecopier by directors, officers or regular employees of the Corporation. The cost of solicitation by management will be borne by the Corporation.

2. Appointment and Revocation of Proxies

The persons named in the accompanying Form of Proxy are directors of the Corporation. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by striking out the names designated in the accompanying Form of Proxy and inserting such other person's name in the space provided or by completing another appropriate form of proxy** and, in either case, by delivering the completed proxy or proxies to the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

3. Voting of Proxies

The shares in respect of which the persons named in the enclosed Form of Proxy are appointed proxy will be voted or withheld from voting, on any ballot, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. **In the absence of such instructions, such shares will be voted FOR each of the matters to be presented at the meeting to the shareholders of the Corporation for consideration as set forth in the enclosed Notice of Meeting.**

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly be brought before the meeting. At the date of this Management Proxy Circular, management is not aware of any such amendment, variation or other matter to be presented for action at the meeting. **If such amendments, variations or other business are properly presented for action at the meeting, or any adjournment thereof, the shares represented in the Form of Proxy will be voted at the proxyholder's discretion.**

4. Voting Rights, Voting Shares and Principal Holders Thereof

As at October 31, 2002, 3,722,400 common shares in the share capital of the Corporation ("**Common Shares**") were outstanding.

Each holder of Common Shares is entitled to one vote at the meeting or any adjournment thereof for each Common Share registered in the holder's name on November 6, 2002. A list of shareholders entitled to vote at the meeting will be available for inspection on and after November 15, 2002 during usual business hours at the offices of the Corporation's transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, and will also be available for inspection at the meeting.

As at October 31, 2002, to the knowledge of the directors and officers of the Corporation, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding shares of the Corporation:

Name of Shareholder	Number of Common Shares Held	Percentage of Outstanding Common Shares
9086-2301 Quebec Inc.(1)	1,050,000	28.21%
146567 Canada Inc.(2)	940,356	25.26%

(1) 9086-2301 Quebec Inc. is controlled by Mark Levine, the President, Secretary and Treasurer of the Corporation. Mark Levine directly and indirectly owns an additional 38,000 Common Shares.

(2) 146567 Canada Inc. is indirectly controlled by Arthur Levine, the Chairman and Chief Executive Officer of the Corporation. Arthur Levine directly and indirectly owns an additional 52,801 Common Shares.

As at October 31, 2002, as a group, the directors and officers of the Corporation beneficially owned, directly or indirectly, an aggregate of 2,082,657 (55.95%) Common Shares.

Unless otherwise specified herein, all matters to be presented to shareholders for approval at the meeting require the affirmative vote of the majority of the votes cast at the meeting on such matter.

5. Election of Directors

Five directors will be elected at the meeting to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed. **Except where authority to vote on the election of directors is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR the election of the nominees whose names follow.** In the event that, prior to the meeting, any vacancies occur in the slate of nominees submitted herein, it is intended that the discretionary power granted by the Form of Proxy shall be used by the persons named in the enclosed Form of Proxy to vote at their discretion for any other person or persons as directors. Management is not aware that any of such nominees would be unwilling or unable to serve as director if elected.

The following table sets forth the names of all the persons proposed to be nominated for election as directors, their positions with the Corporation, their present principal occupations, the years in which they became directors of the Corporation and the number of Common Shares which they beneficially own or over which they exercise control as at October 31, 2002:

Name	Position with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Over Which Control is Exercised
ARTHUR LEVINE Côte St. Luc, Quebec	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of the Corporation	May 26, 1978	993,157(1)
MARK LEVINE Côte St. Luc, Quebec	Director and President, Secretary and Treasurer	President, Secretary and Treasurer of the Corporation	September 24, 2002	1,088,000(2)
JOHN BURROWS(3) Pierrefonds, Quebec	Director	Engineering Consultant	December 13, 2000	-
ROBERT ELMAN(3) Montreal, Quebec	Director	Financial Advisor with Scotia McLeod (an investment dealer)	September 24, 2002	-
DAVID ROCKMAN(3) Montreal, Quebec	Director	President of D.H.R. & Associates (a management consulting firm)	December 15,1994	1,500

(1) 940,356 of these Common Shares are held through 146567 Canada Inc., a company indirectly controlled by Arthur Levine. Arthur Levine directly and indirectly owns an additional 52,801 Common Shares.

(2) 1,050,000 of these Common Shares are held through 9086-2301 Quebec Inc., a company controlled by Mark Levine. Mark Levine directly and indirectly owns an additional 38,000 Common Shares.

(3) Member of the Audit Committee and of the Compensation Committee.

The information as to the number of Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been provided by each nominee.

During the last five years, all of the directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names or with related or affiliated companies, except for John Burrows, who prior to 1999 was the Chief Engineer of Phoenix International Life Science Inc., a drug testing company.

6. Appointment of Auditors

Levy Pilotte, Chartered Accountants, have acted as the Corporation's auditors since 1997.

Unless otherwise advised, the shares represented in the Form of Proxy will be voted FOR the appointment of Levy Pilotte, Chartered Accountants, as auditors of the Corporation at the meeting and to authorize the directors to fix their remuneration.

7. Interest of Insiders in Material Transactions

As at October 31, 2002, the Corporation had a trade receivable in the amount of $137,334 owing to it from Copitrak International Inc., a company controlled by Arthur Levine and Mark Levine, two directors and officers of the Corporation.

8. Directors' Compensation

Each director who is also an officer of the Corporation is entitled to receive a fee of $350 for each meeting of the Board of Directors attended, and each director who is not an officer of the Corporation is entitled to receive a fee of $500 for each meeting of the Board of Directors attended.

9. Executive Compensation

Cash Remuneration

The aggregate cash remuneration paid or to be paid by the Corporation to the two senior executives who rendered services to the Corporation during the financial year ended June 30, 2002 was $508,998.

The table below details compensation information for the financial year ended June 30, 2002 and the two previous financial years for the President and Chief Executive Officer of the Corporation and the other most highly compensated executive officer of the Corporation (as defined under applicable securities legislation) (collectively, the "**named executive officers**"), measured by base salary and incentive bonuses during such period.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long-Term Compensation Awards	All Other Compensation ($)
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	
HARVEY KOFSKY (1)	2002	240,344	-	-	-	200,000(3)
President and Chief	2001	241,573	72,494	-	-	-
Executive Officer	2000	213,000	50,000	-	-	-
ARTHUR LEVINE (2)	2002	233,654	35,000	-	-	-
Executive Vice-	2001	225,961	72,494	-	-	-
President and Secretary-Treasurer	2000	213,000	50,000	-	-	-

(1) Harvey Kofsky resigned as the President and Chief Executive Officer of the Corporation in September 2002.

(2) Arthur Levine assumed the positions of Chairman and Chief Executive Officer of the Corporation in September 2002. At such time, Mark Levine assumed the positions of President, Secretary and Treasurer of the Corporation.

(3) This amount represents a severance payment made to Harvey Kofsky in connection with his resignation as the President and Chief Executive Officer of the Corporation.

Share Option Plan

The Corporation has in place a share option plan (the "**Option Plan**") for the benefit of certain executives and key employees as designated from time to time by the Board of Directors of the Corporation, so as to encourage them to promote the business and affairs of the Corporation to the best of their ability. Under the Option Plan, beneficiaries are granted, by means of share options, the right to purchase Common Shares for cash. The exercise price of the options granted pursuant to the Option Plan cannot be less than the market price of the Common Shares at the close of business on the day prior to the date of granting the options.

The Option Plan provides that the total number of Common Shares which may be issued thereunder may not exceed 340,000 Common Shares, of which 305,000 have already been issued. Currently, a total of 5,500 options are outstanding, as follows:

	Number of Options	Exercise Price	Expiry Date
Options granted to Directors and Officers:	-	-	-
Options granted to Employees:	500	$1.70	Oct. 28, 2007
	5,000	$0.51	July 7, 2007

No share options were granted to the named executive officers under the Option Plan during the financial year ended June 30, 2002.

The table below sets forth information regarding exercises of share options by the named executive officers during the financial year ended June 30, 2002 and the financial year-end value of unexercised share options held by them.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at June 30, 2002 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at June 30, 2002 (1) ($) Exercisable/ Unexercisable
HARVEY KOFSKY	21,750	76,125	- / -	- / -
ARTHUR LEVINE	-	-	21,750 / -	73,950 / -

(1) Based on the closing price of the Common Shares on The Toronto Stock Exchange on June 30, 2002 of $3.40.

10. Indebtedness of Directors, Executive Officers and Senior Officers

The aggregate amount of indebtedness to the Corporation as of the date hereof of all present and former directors, officers and employees of the Corporation is $30,000.

The following directors, executive officers and senior officers of the Corporation are indebted to the Corporation in the amounts indicated below.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During the Financial Year ended June 30, 2002 ($)	Amount Outstanding as at October 31, 2002 ($)
ARTHUR LEVINE Chairman and Chief Executive Officer	Lender	35,000	30,000

11. Directors' and Officers' Liability Insurance

The Corporation maintains insurance for liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $2,000,000 at a cost of $17,730 per annum, excluding taxes. Under this insurance policy, the Corporation's maximum possible liability beyond the payment of premiums is $25,000 for any particular claim.

12. Report on Corporate Governance

The Toronto Stock Exchange provides a series of guidelines (the "**Guidelines**") for effective corporate governance as a requirement for all listed companies incorporated in Canada. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Although there is no requirement that the Corporation comply with the Guidelines, the Corporation considers the Guidelines to be helpful in monitoring the effectiveness and the evolution of its corporate governance. The Corporation's current corporate governance practices are designed to reflect fairly the interests and composition of its shareholders and the size and complexity of its operations.

The Guidelines require disclosure in this Management Proxy Circular of the Corporation's system of corporate governance with reference to the Guidelines. The following statement of the Corporation's governance practices responds to this requirement.

Corporate governance issues are discussed jointly among the Board, the Chairman and the President of the Corporation.

The Board is responsible for the policy direction of the Corporation through consultation with management and generally oversees the business affairs of the Corporation. The Board meets five times during the year to review regular ongoing business of the Corporation. The Board also convenes at times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled Board meeting.

There is no specific mandate for the Board, since the Board has the statutory obligation to manage the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board. The President's and management's mandate from the Board is formalized in the Board's approval of management's goals and objectives as presented on an ongoing basis to the Board.

It is the Corporation's policy to keep the size of its Board relatively small in order to maintain its efficiency and effectiveness. The Board is comprised of five directors, two of whom are related directors and three of whom are unrelated directors. Messrs. Arthur Levine and Mark Levine are related directors due to their positions as Chairman and Chief Executive Officer and as President, Secretary and Treasurer, respectively. Messrs. John Burrows, Robert Elman and David Rockman are unrelated directors who do not hold office with the Corporation and are not subject to any influence by the Corporation. While the Chairman is also the Chief Executive Officer of the Corporation, the Board has the ability to meet independently without management, if required. Moreover, individual directors are permitted to engage outside advisors with the authorization of the Chairman of the Board.

On an ongoing basis, the Board and senior management of the Corporation review, assess and adjust, as appropriate, the strategic direction of the Corporation, set goals and objectives and determine the best use of corporate capital and resources. The principal risks to the Corporation of various strategic decisions are identified and addressed and monitored by the Board through updates at regular Board meetings.

The Board reviews the performance of senior management of the Corporation on a regular basis through its regular contact with the management team during the Corporation's Board meetings. In addition, the Compensation Committee of the Board, which is comprised of the outside, unrelated members of the Board, being Messrs. John Burrows, Robert Elman and David Rockman, oversees the performance of the senior management of the Corporation as part of its compensation review process.

The Board has delegated the communications policy of the Corporation to senior management. Shareholder communications are handled by the Chief Executive Officer.

Management is responsible for the maintenance of internal controls and management information systems. The Corporation's internal controls are monitored on an annual basis by the Audit Committee, which is comprised of Messrs. John Burrows, Robert Elman and David Rockman, all of whom are outside, unrelated directors. The Audit Committee also monitors audit functions and the preparation of the Corporation's annual financial statements and meets with outside auditors.

13. General

Management knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting. **If any amendments or variations to matters identified in the Notice of Meeting or other matters are brought before the meeting, the persons named in the accompanying Form of Proxy will vote on such amendments, variations or other matters in accordance with their best judgement.**

14. Shareholder Proposals

Pursuant to the *Canada Business Corporations Act*, shareholders wishing to submit to the Corporation a proposal for consideration at the Corporation's next annual meeting must do so by no later than August 1, 2003.

15. Directors' Approval

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Corporation.

(signed) Mark Levine, P. Eng.

President, Secretary and Treasurer

Montreal, Quebec, October 31, 2002

NOTES

Les Industries
PROMATEK
Industries Ltée/Ltd.

LES INDUSTRIES PROMATEK LTÉE

AVIS DE CONVOCATION À UNE ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ qu'une assemblée annuelle des actionnaires de LES INDUSTRIES PROMATEK LTÉE (la « **Société** ») sera tenue au salon Richelieu de l'hôtel Queen Elizabeth, au 900, boul. René-Lévesque Ouest, Montréal (Québec), le mercredi 18 décembre 2002 à 16 h 30 aux fins suivantes :

a) recevoir et étudier les états financiers consolidés de la Société pour l'exercice terminé le 30 juin 2002 de même que le rapport des vérificateurs y afférent;

b) élire les administrateurs pour le prochain exercice;

c) nommer les vérificateurs pour le prochain exercice et autoriser les administrateurs à établir la rémunération des vérificateurs;

d) traiter de toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Une copie de la circulaire de sollicitation de procurations de la direction et du formulaire de procuration destinés à l'assemblée accompagnent le présent avis.

Par ordre du conseil d'administration,

Président, secrétaire et trésorier

Montréal (Québec), le 31 octobre 2002

Si vous ne pouvez assister à l'assemblée, veuillez signer et dater la procuration ci-jointe et la retourner dans l'enveloppe fournie à cet effet à l'agent des transferts de la Société, Société de fiducie Computershare du Canada, au 1500, rue University, bureau 700, Montréal (Québec), H3A 3S8, au plus tard 48 heures (sans compter les samedis, les dimanches ni les congés) avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.

Les Industries
PROMATEK
Industries Ltée/Ltd.

LES INDUSTRIES PROMATEK LTÉE

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS DE LA DIRECTION

1. Sollicitation de procurations

La présente circulaire de sollicitation de procurations est remise relativement à la sollicitation, par la direction de LES INDUSTRIES PROMATEK LTÉE (la « Société »), de procurations destinées à l'assemblée annuelle des actionnaires de la Société devant être tenue à l'heure, à l'endroit et aux fins mentionnés dans l'avis de convocation ci-joint et à toute reprise de celle-ci en cas d'ajournement. La sollicitation se fera surtout par la poste, mais aussi en personne ou par téléphone, courriel ou télécopieur, par les administrateurs, les dirigeants et les employés réguliers de la Société. Les frais de sollicitation seront payés par la Société.

2. Nomination et révocation des fondés de pouvoir

Les personnes nommées dans la procuration ci-jointe sont des administrateurs de la Société. **L'actionnaire qui souhaite nommer une autre personne (qui ne doit pas nécessairement être un actionnaire) pour le représenter à l'assemblée peut le faire en rayant les noms inscrits sur la procuration ci-jointe et en indiquant celui de la personne de son choix dans l'espace prévu à cet effet, ou en remplissant une autre procuration**, et, dans tous les cas, en remettant la ou les procurations remplies au secrétaire de la Société ou à son agent des transferts, Société de fiducie Computershare du Canada, au 1500, rue University, bureau 700, Montréal (Québec) H3A 3S8, au plus tard 48 heures (sans compter les samedis, les dimanches ni les congés) avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.

Outre les modes de révocation prévus par la loi, l'actionnaire ayant accordé une procuration peut la révoquer à l'aide d'un document écrit signé par lui ou par un mandataire dûment autorisé par écrit ou, si l'actionnaire est une société, par un dirigeant ou un mandataire dûment autorisé par écrit. Ce document doit être remis au secrétaire de la Société ou à son agent des transferts, Société de fiducie Computershare du Canada, au plus tard le dernier jour ouvrable précédant la date de l'assemblée (ou de toute reprise de celle-ci en cas d'ajournement) où doit être utilisée la procuration, ou auprès du président de l'assemblée avant le début de celle-ci ou de toute reprise de celle-ci en cas d'ajournement.

3. Exercice des droits de vote au titre des procurations

À l'assemblée, les fondés de pouvoir nommés dans le formulaire de procuration ci-joint exerceront les droits de vote afférents aux actions de l'actionnaire conformément aux instructions qu'ils ont reçues de ce dernier. **En l'absence de telles instructions, les droits de vote afférents aux actions seront exercés EN FAVEUR de toutes les questions devant être soumises à l'assemblée de la Société pour examen, telles qu'elles figurent dans l'avis de convocation ci-joint.**

Le formulaire de procuration ci-joint confère aux personnes qui y sont nommées le droit de se prononcer à leur discrétion sur toute modification apportée aux questions figurant sur l'avis de convocation et toute autre question pouvant être dûment soumise à l'assemblée. En date de la présente circulaire de sollicitation de procurations, la direction n'a connaissance d'aucune modification ni question de ce genre. **Toutefois, si une telle modification ou une telle question était dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement pour qu'il y soit donné suite, les droits de vote afférents aux actions représentées par la procuration seront exercés au gré du porteur de la procuration.**

4. Droits de vote, actions avec droit de vote et principaux porteurs de ces actions

Au 31 octobre 2002, 3 722 400 actions ordinaires du capital-actions de la Société (les « **actions ordinaires** ») étaient en circulation.

Chaque porteur d'actions ordinaires dispose d'un droit de vote à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement pour chacune de ses actions immatriculées au nom du porteur au 6 novembre 2002. La liste des actionnaires ayant droit de vote à l'assemblée sera disponible pour examen à l'assemblée, mais aussi à partir du 15 novembre 2002 durant les heures normales de bureau, aux locaux de l'agent des transferts de la Société, Société de fiducie Computershare du Canada, au 1500, rue University, bureau 700, Montréal (Québec) H3A 3S8.

Au 31 octobre 2002, à la connaissance des administrateurs et des dirigeants de la Société, les personnes suivantes étaient les seules qui détenaient en propriété effective, directement ou indirectement, des actions représentant plus de 10 % des droits de vote afférents aux actions en circulation de la Société ou qui exerçaient une emprise sur des actions représentant plus de 10 % de ces droits de vote.

Actionnaire	Nombre d'actions ordinaire détenues	Pourcentage d'actions ordinaires en circulation
9086-2301 Québec Inc.[1)]	1 050 000	28,21 %
146567 Canada Inc.[2)]	940 356	25,26 %

1) 9086-2301 Québec Inc. est contrôlée par Mark Levine, président, secrétaire et trésorier de la Société. Mark Levine détient directement et indirectement 38 000 actions ordinaires supplémentaires.

2) 146567 Canada Inc. est indirectement contrôlée par Arthur Levine, président du conseil et chef de la direction de la Société. Arthur Levine détient directement et indirectement 52 801 actions ordinaires supplémentaires.

Au 31 octobre 2002, en tant que groupe, les administrateurs et les dirigeants de la Société détenaient en propriété effective, directement ou indirectement, un total de 2 082 657 (soit 55,95 %) actions ordinaires.

Sauf indication contraire aux présentes, toutes les questions devant être soumises aux actionnaires à l'assemblée doivent, pour être approuvées, recevoir l'appui de la majorité des voix exprimées à l'assemblée sur cette question.

5. Élection des administrateurs

Cinq administrateurs seront élus à l'assemblée pour un mandat qui se terminera à la prochaine assemblée annuelle des actionnaires ou lorsque leurs successeurs seront dûment élus ou nommés. **À moins qu'il ne leur soit donné instructions de s'abstenir de voter à cet égard, les personnes nommées dans le formulaire de procuration ci-joint entendent voter EN**

FAVEUR des candidats dont le nom figure ci-après. Si, avant l'assemblée, une vacance survient dans la liste des candidats présentés ici, il est entendu que la personne nommée dans le formulaire de procuration ci-joint aura le pouvoir de voter à son gré en faveur d'un autre candidat au poste d'administrateur. La direction prévoit que tous les candidats accepteront le poste d'administrateur s'ils sont élus et qu'ils seront en mesure de servir à ce titre.

Le tableau suivant présente les noms de tous les candidats aux postes d'administrateurs, les postes qu'ils occupent au sein de la Société, leurs fonctions principales actuelles, l'année de leur nomination à titre d'administrateur de la Société et le nombre d'actions ordinaires qu'ils détiennent en propriété effective ou sur lesquelles ils exercent une emprise au 31 octobre 2002 :

Nom	Poste au sein de la Société	Fonctions principales	Administrateur depuis	Actions ordinaires détenues en propriété effective ou sous emprise
ARTHUR LEVINE Côte St-Luc (Québec)	Président du conseil et chef de la direction	Président du conseil et chef de la direction de la Société	26 mai 1978	993 157[1)]
MARK LEVINE Côte St-Luc (Québec)	Administrateur et président, secrétaire et trésorier	Président, secrétaire et trésorier de la Société	24 septembre 2002	1 088 000[2)]
JOHN BURROWS[3)] Pierrefonds (Québec)	Administrateur	Ingénieur-conseil	13 décembre 2000	-
ROBERT ELMAN[3)] Montréal (Québec)	Administrateur	Conseiller financier, Scotia McLeod (courtier en valeurs mobilières)	24 septembre 2002	-
DAVID ROCKMAN[3)] Montréal (Québec)	Administrateur	Président, D.H.R. & Associates (société de conseil en gestion)	15 décembre 1994	1 500

1) 940 356 de ces actions ordinaires sont détenues par l'entremise de 146567 Canada Inc., société indirectement contrôlée par Arthur Levine. Arthur Levine détient directement et indirectement 52 801 actions ordinaires supplémentaires.

2) 1 050 000 de ces actions ordinaires sont détenues par l'entremise de 9086-2301 Québec Inc., société contrôlée par Mark Levine. Mark Levine détient directement et indirectement 38 000 actions ordinaires supplémentaires.

3) Membre du comité de vérification et du comité de rémunération.

Comme les données relatives au nombre d'actions ordinaires détenues en propriété effective ou sur lesquelles une emprise est exercée ne sont pas connues de la Société, elles ont été fournies par les candidats.

Au cours des cinq dernières années, tous les administrateurs ont exercé leurs fonctions principales actuelles ou occupé des postes de direction auprès des sociétés indiquées ou de sociétés qui leurs sont affiliées ou apparentées, sauf John Burrows, qui, avant 1999, était ingénieur en chef chez Phoenix International Life Science Inc., société d'analyse de médicaments.

6. Nomination des vérificateurs

Levy Pilotte, comptables agréés, sont les vérificateurs de la Société depuis 1997.

Sauf indication contraire, les droits de vote afférents aux actions visées par la procuration seront exercés EN FAVEUR de la nomination de Levy Pilotte, comptables agréés, à titre de vérificateurs de la Société au moment de l'assemblée et EN FAVEUR de l'établissement par les administrateurs de la rémunération des vérificateurs.

7. Intérêts d'initiés dans des transactions importantes

Au 31 octobre 2002, la Société avait une créance clients de 137 334 $ de Copitrak International Inc., société contrôlée par Arthur Levine et Mark Levine, deux administrateurs et dirigeants de la Société.

8. Rémunération des administrateurs

L'administrateur qui est aussi un dirigeant de la Société touche 350 $ pour chaque réunion du conseil à laquelle il participe, et l'administrateur qui n'est pas un dirigeant de la Société touche 500 $ pour chaque réunion du conseil à laquelle il participe.

9. Rémunération de la direction

Rémunération au comptant

La rémunération au comptant totale versée ou devant être versée à la Société aux deux hauts dirigeants qui ont rendu des services à la Société durant l'exercice terminé le 30 juin 2002 s'est élevée à 508 998 $.

Le tableau ci-dessous contient les renseignements relatifs à la rémunération pour l'exercice terminé le 30 juin 2002 et les deux exercices précédents, pour le président et chef de la direction de la Société et le haut dirigeant le mieux rémunéré de la Société (au sens des lois sur les valeurs mobilières applicables) (ensemble les « **hauts dirigeants nommés** »), exprimée en salaire de base et en primes incitatives.

TABLEAU DE LA RÉMUNÉRATION

Nom et poste principal	Rémunération annuelle				Rémunération à long terme	Autre rémunération ($)
	Exercice	Salaire ($)	Primes ($)	Autre rémunération annuelle ($)	Octrois Titres visés par des options ou des DPA octroyés (Nbre)	
HARVEY KOFSKY[1]	2002	240 344	-	-	-	200 000[3]
Président et chef	2001	241 573	72 494	-	-	-
de la direction	2000	213 000	50 000	-	-	-
ARTHUR LEVINE[2]	2002	233 654	35 000	-	-	-
Vice-président	2001	225 961	72 494	-	-	-
directeur et secrétaire trésorier	2000	213 000	50 000	-	-	-

1) Harvey Kofsky a démissionné de son poste de président et chef de la direction de la Société en septembre 2002.

2) En septembre 2002, Arthur Levine a été nommé président du conseil et chef de la direction de la Société, tandis que Mark Levine a été nommé président, secrétaire et trésorier de la Société.

3) Ce montant représente une indemnité de départ versée à Harvey Kofsky relativement à sa démission du poste de président et chef de la direction de la Société.

Régime d'options d'achat d'actions

La Société a établi un régime d'options d'achat d'actions (le « **régime d'options** ») pour certains de ses dirigeants et employés clés déterminés de temps à autre par son conseil d'administration, afin de les encourager à promouvoir de leur mieux ses activités. Aux termes de ce régime, les bénéficiaires se voient octroyer, par le biais d'options d'achat d'actions, le droit d'acquérir au comptant des actions ordinaires. Le prix de levée des options octroyées dans le cadre du régime d'options ne peut être inférieur au cours des actions ordinaires sur le marché à la fermeture des bureaux le jour précédant la date de l'octroi des options.

Le nombre total d'actions ordinaires pouvant être émises dans le cadre du régime d'options ne peut excéder 340 000, et, de ce nombre, 305 000 l'ont déjà été. Il y a actuellement 5 500 options en vigueur, réparties comme suit :

	Nombre d'options	Prix de levée	Date d'expiration
Options octroyées aux administrateurs et aux dirigeants	-	-	-
Options octroyées aux employés	500	1,70 $	28 oct. 2007
	5 000	0,51 $	7 juillet 2007

Aucune option n'a été octroyée aux hauts dirigeants nommés dans le cadre du régime d'options au cours de l'exercice terminé le 30 juin 2002.

Le tableau ci-dessous contient des renseignements sur la levée d'options d'achat d'actions par les hauts dirigeants nommés durant l'exercice terminé le 30 juin 2002 et la valeur financière de fin d'année des options d'achat d'actions non levées détenues par ces hauts dirigeants.

NOMBRE TOTAL D'OPTIONS OU DE DAP EXERCÉS DURANT LE DERNIER EXERCICE FINANCIER ET VALEUR FINANCIÈRE DE FIN D'ANNÉE DES OPTIONS ET DES DAP

Nom	Nombre de titres acquis à l'exercice	Valeur totale réalisée ($)	Nombre des options ou des DAP non exercés au 30 juin 2002 Exerçables/ Non exerçables	Valeur des options et des DAP en jeu non exercés au 30 juin 2002[1)] Exerçables/ Non exerçables
HARVEY KOFSKY	21 750	76 125	-/-	-/-
ARTHUR LEVINE	-	-	21 750 /-	73 950/-

1) Selon le cours de clôture des actions ordinaires à la Bourse de Toronto le 30 juin 2002, qui était de 3,40 $.

10. Endettement des administrateurs, des dirigeants et des hauts dirigeants

En date des présentes, la dette totale envers la Société de tous ses administrateurs, dirigeants et employés anciens et actuels s'élève à 30 000 $.

Les administrateurs, dirigeants et hauts dirigeants de la Société suivants sont endettés envers celle-ci tel qu'il est indiqué dans le tableau ci-dessous :

Tableau de l'endettement des administrateurs, dirigeants et hauts dirigeants

Nom et poste principal	Engagement de l'émetteur ou de la filiale	Encours le plus élevé durant l'exercice terminé le 30 juin 2002 ($)	Encours au 31 octobre 2002 ($)
ARTHUR LEVINE Président du conseil et chef de la direction	Prêteur	35 000	30 000

11. Assurance responsabilité des administrateurs et des dirigeants

La Société maintient une assurance responsabilité pour ses administrateurs et dirigeants dans le cadre de l'exécution de leurs taches. Le montant total de cette assurance est de 2 000 000 $, pour un coût annuel de 17 730 $, à l'exclusion des taxes. En vertu de cette police, la responsabilité maximale de la Société outre le paiement des primes est de 25 000 $ par réclamation.

12. Rapport sur la gouvernance d'entreprise

La Bourse de Toronto fournit un ensemble de lignes directrices (les « **lignes directrices** ») en matière de gouvernance d'entreprise auxquelles doivent se conformer les sociétés inscrites en bourse constituées au Canada. Les lignes directrices traitent, entre autres, de la constitution et de l'indépendance des conseils d'administration, du mandat des conseils d'administration et de leurs comités ainsi que de l'efficacité et de la formation des membres du conseil. Bien que la Société ne soit aucunement tenue de se conformer aux lignes directrices, elle considère que celles-ci sont utiles pour juger du degré d'efficacité et d'évolution de sa gouvernance d'entreprise. Les pratiques actuelles de la Société en matière de gouvernance d'entreprise ont été conçues pour refléter fidèlement les intérêts et la composition de son groupe d'actionnaires ainsi que la taille et le degré de complexité de son exploitation.

Les lignes directrices exigent que la présente circulaire de sollicitation de procurations de la direction fasse état du degré de conformité aux lignes directrices des règles de la Société en matière de gouvernance d'entreprise. La déclaration suivante sur les pratiques de la Société en matière de gouvernance d'entreprise est faite dans ce but.

Les questions de gouvernance d'entreprise font l'objet de discussions entre le conseil d'administration, le président du conseil d'administration et le président de la Société.

Il incombe au conseil de déterminer l'orientation des politiques de la Société de concert avec la direction et de superviser de façon générale les affaires commerciales de la Société. Le conseil se réunit cinq fois par année afin d'examiner les affaires courantes de la Société. Le conseil est aussi quelquefois appelé à se réunir lorsque des questions nécessitant son approbation, et qu'il serait imprudent ou impossible de remettre à la prochaine réunion prévue, sont soulevées.

Comme le conseil a l'obligation statutaire de gérer les affaires de la Société, il n'a aucun mandat spécifique. Toute responsabilité qui n'est pas déléguée à la haute direction ou à un comité du conseil demeure du ressort du conseil dans son ensemble. Le mandat que le président et les dirigeants ont reçu du conseil est confirmé par l'approbation, par le conseil, des objectifs de la direction tels qu'ils lui sont présentés régulièrement.

La Société a comme politique de garder la taille de son conseil relativement modeste afin de maintenir son efficience et son efficacité. Le conseil compte cinq administrateurs, dont deux sont reliés et trois sont indépendants. MM. Arthur Levine et Mark Levine sont des administrateurs reliés compte tenu des postes de président du conseil et chef de la direction et de président, secrétaire et trésorier qu'ils occupent respectivement. MM. John Burrows, Robert Elman et David Rockman sont des administrateurs indépendants qui n'occupent pas de poste au sein de la Société et ne sont aucunement soumis à son influence. Bien que le président du conseil soit aussi le chef de la direction de la Société, le conseil a la capacité de se réunir indépendamment de la direction si nécessaire. De plus, les administrateurs peuvent engager des conseillers de l'extérieur avec l'autorisation du président du conseil d'administration.

De façon régulière, le conseil et la haute direction de la Société examinent, évaluent et ajustent au besoin l'orientation stratégique de la Société, fixent des buts et des objectifs et déterminent la meilleure façon d'utiliser le capital et les ressources de la Société. Les risques principaux que peuvent représenter pour la Société différentes décisions stratégiques sont décrits, abordés et contrôlés par le conseil par des mises à jour effectuées à ses réunions ordinaires.

Le conseil évalue le rendement de la haute direction par les rencontres régulières qu'il a avec les dirigeants durant les réunions du conseil d'administration de la Société. En outre, le comité de la rémunération du conseil, composé de MM. John Burrows, Robert Elman et David Rockman, tous indépendants et de l'extérieur, surveille le rendement des hauts dirigeants de la Société dans le cadre de son processus d'examen de la rémunération.

Le conseil a délégué la politique de communication de la Société à la haute direction. La communication d'information aux actionnaires est effectuée par le chef de la direction.

Il incombe à la direction de veiller au suivi des contrôles internes et des systèmes d'information de gestion. Les contrôles internes de la Société sont vérifiés annuellement par le comité de vérification, composé de MM. John Burrows, Robert Elman et David Rockman, tous trois administrateurs indépendants, de l'extérieur. Le comité de vérification supervise aussi les fonctions de vérification et l'établissement des états financiers annuels de la Société et il rencontre des vérificateurs de l'extérieur.

13. Généralités

À la connaissance de la direction, aucune question autre que celles mentionnées dans l'avis de convocation ne doit être soumise à l'assemblée. **Si une modification à une question mentionnée dans l'avis de convocation ou une autre question est soumise à l'assemblée, les personnes nommées dans la procuration ci-jointe voteront sur cette modification ou sur cette question selon leur jugement.**

14. Propositions des actionnaires

En vertu de la *Loi canadienne sur les sociétés par actions,* les actionnaires qui souhaitent soumettre une proposition à la Société pour examen à sa prochaine assemblée annuelle doivent le faire au plus tard le 1er août 2003.

15. Approbation des administrateurs

Le conseil d'administration de la Société a approuvé le contenu de la présente circulaire de sollicitation de procurations de la direction et son envoi à tous les actionnaires en droit de recevoir l'avis de convocation, à chaque administrateur et aux vérificateurs de la Société.

(signé) Mark Levine, ing.

Président, secrétaire et trésorier

Montréal (Québec), le 31 octobre 2002

NOTES